EXECUTION VERSION

FOURTH SUPPLEMENTAL INDENTURE
FOURTH SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of June 19, 2018, among Hexion Deer Park LLC (the “Additional Subsidiary Guarantor”), a Delaware limited liability company and a direct subsidiary of Hexion Inc. (f/k/a Momentive Specialty Chemicals Inc.) (or its permitted successor) (“Holdings”), and Holdings (as successor by merger to Hexion U.S. Finance Corp.), a New Jersey corporation (the “Issuer”), and Wilmington Trust, National Association, as trustee (the “Trustee”).
W I T N E S S E T H :
WHEREAS the Issuer and the Subsidiary Guarantors have heretofore executed and delivered to the Trustee an Indenture, dated as of March 14, 2012 (as amended, restated, supplemented or otherwise modified from time to time, the “Indenture”), providing for the issuance of the 6.625% First-Priority Senior Secured Notes due 2020 (the “Notes”);
WHEREAS, Section 4.11 and Section 10.06 of the Indenture provide that under certain circumstances Holdings will cause the Additional Subsidiary Guarantor to execute and deliver to the Trustee a guaranty agreement pursuant to which the Additional Subsidiary Guarantor will Guarantee payment of the Notes on the same terms and conditions as those set forth in Article 10 of the Indenture; and
WHEREAS, pursuant to Section 9.01(iv) of the Indenture, the Trustee and the Issuer are authorized to execute and deliver this Supplemental Indenture.
NOW, THEREFORE, in consideration of the foregoing and for good and valuable consideration, the receipt of which is hereby acknowledged, the Issuer, the Additional Subsidiary Guarantor and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:
SECTION 1.    Capitalized Terms. Capitalized terms used herein but not defined shall have the meanings assigned to them in the Indenture.
SECTION 2.    Guarantees. The Additional Subsidiary Guarantor hereby agrees, jointly and severally with all other Guarantors, to guarantee the Issuer’s obligations under the Notes on the terms and subject to the conditions set forth in Article 10 of the Indenture and to be bound by all other applicable provisions of the Indenture (including Article 11).
SECTION 3.    Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.
SECTION 4.    Governing Law. This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the state of New York.
SECTION 5.    Trustee Makes No Representation. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

SECTION 6.    Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.
SECTION 7.    Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction of this Supplemental Indenture.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have caused this Supplemental Indenture to be duly executed as of the date first written above.
HEXION INC.,

by
/s/ Mark D. Bidstrup
Name: Mark D. Bidstrup
Title: Senior Vice President and Treasurer
Hexion Deer Park LLC,

by
/s/ Mark D. Bidstrup
Name: Mark D. Bidstrup
Title: Senior Vice President and Treasurer

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Trustee

by
/s/ Jane Schweiger
Name: Jane Schweiger
Title: Vice President